Filed Pursuant to Rule 433

Registration No. 333-200537

AIR PRODUCTS AND CHEMICALS, INC.

FINAL TERM SHEET

February 3, 2015

€300,000,000 1.000% Notes Due 2025

Issuer:	Air Products and Chemicals, Inc. (the “Company”)

Offering Format:	SEC Registered

Security Type:	Senior Unsecured Fixed Rate Notes

Principal Amount:	€300,000,000

Expected Ratings*:	A2/A (Moody’s/S&P)

Trade Date:	February 3, 2015

Settlement Date (T+7):	February 12, 2015

Final Maturity Date:	February 12, 2025

Interest Payment Dates:	Annually on each February 12, commencing on February 12, 2016

Day Count Convention	Actual/Actual (ICMA)

Redemption Provisions:

Prior to November 12, 2024, at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of the Comparable Government Bond Rate plus 15 bps, plus accrued and unpaid interest.

On or after November 12, 2024, at any time at par, plus accrued and unpaid interest.

Change of Control Redemption	If a change of control triggering event occurs, the Company will be required to make an offer to purchase the notes at a purchase price of 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Company or the paying agent of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The Company may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or in the interpretation thereof). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Coupon:	1.000%

Benchmark Government Security:	DBR 0.500% due February 2025

Benchmark Government Security Price and Yield:	101.620 / 0.335%

Re-offer Spread to Benchmark Government Security:	+72.5 bps

Mid-Swap Yield	0.690%

Re-offer spread to Mid-Swap Yield	+37 bps

Yield to Maturity (annual):	1.060%

Price to Public:	99.434%

Common Code/ISIN:	111729948 / XS1117299484

CUSIP:	009158 AW6

Joint Book-Running Managers:	BNP Paribas, J.P. Morgan Securities plc, Mizuho International plc

Co-managers:	HSBC Bank plc, Merrill Lynch International, Morgan Stanley & Co. International plc

Listing:	Issuer intends to apply to list the Notes on the New York Stock Exchange

Denominations:	€100,000 x €1,000

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. The information in this term sheet supersedes the information contained in the prospectus and preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the prospectus and preliminary prospectus supplement. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas 1-800-854-5674

J.P. Morgan Securities plc 44-207-134-2468

Mizuho International plc 1-866-271-7403

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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